                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                              ____________________


                                  SCHEDULE 13G

                                 (Rule 13d-102)

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
       (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*


                               CENTENE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    15135B101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 5, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[_] Rule 13d-1(c)

[X] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No .15135B101                       13G                  Page 2 of 6 Pages

================================================================================

--------------------------------------------------------------------------------
   1. Names of Reporting Persons.

      I.R.S. Identification No. of Above Persons (Entities Only).

      Cahill, Warnock Strategic Partners Fund, L.P.      52-1970619

--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group*

                                                                        (a)  [_]
                                                                        (b)  [X]
--------------------------------------------------------------------------------
   3. SEC Use Only

--------------------------------------------------------------------------------
   4. Citizenship or Place of Organization...Delaware
--------------------------------------------------------------------------------
   Number of     5.  Sole Voting Power...0
     Shares
                 ---------------------------------------------------------------
  Beneficially   6.  Shared Voting Power...0

   Owned by
                 ---------------------------------------------------------------
      Each       7.  Sole Dispositive Power...0
   Reporting
                 ---------------------------------------------------------------
  Person With    8.  Shared Dispositive Power...0
--------------------------------------------------------------------------------
   9. Aggregate Amount Beneficially Owned by Each Reporting Person...0
--------------------------------------------------------------------------------
  10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*  [_]
--------------------------------------------------------------------------------
  11. Percent of Class Represented by Amount in Row (9): 0%
--------------------------------------------------------------------------------
  12. Type of Reporting Person*  PN

CUSIP No .15135B101                   13G                    Page 3 of 6 Pages

================================================================================

--------------------------------------------------------------------------------
     1.  Names of Reporting Persons.

         I.R.S. Identification No. of Above Persons (Entities Only).

         Strategic Associates, L.P.   52-1991689

--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group*

                                                                    (a)  [_]

                                                                    (b)  [X]
--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Citizenship or Place of Organization...Delaware

--------------------------------------------------------------------------------
    Number of
     Shares          5.  Sole Voting Power...0

                     -----------------------------------------------------------
   Beneficially      6.  Shared Voting Power...0

     Owned by
                     -----------------------------------------------------------
      Each
   Reporting         7.  Sole Dispositive Power...0

                     -----------------------------------------------------------
    Person With      8.  Shared Dispositive Power...0
--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person...0
--------------------------------------------------------------------------------
    10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                    [_]
--------------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9): 0%
--------------------------------------------------------------------------------
    12.  Type of Reporting Person*  PN

CUSIP No .15135B101                   13G                      Page 4 of 6 Pages
================================================================================

--------------------------------------------------------------------------------
   1. Names of Reporting Persons.

      I.R.S. Identification No. of Above Persons (Entities Only).

      Cahill Warnock Strategic Partners, L.P.    52-1970604

--------------------------------------------------------------------------------
   2. Check the Appropriate Box if a Member of a Group*

                                                                    (a)  [_]
                                                                    (b)  [X]
--------------------------------------------------------------------------------
   3. SEC Use Only

--------------------------------------------------------------------------------
   4. Citizenship or Place of Organization...Delaware
--------------------------------------------------------------------------------
   Number of         5.  Sole Voting Power...0
    Shares
                     -----------------------------------------------------------
   Beneficially      6.  Shared Voting Power...0

     Owned by
                     -----------------------------------------------------------
       Each          7.  Sole Dispositive Power...0
    Reporting
                     -----------------------------------------------------------
    Person With      8.  Shared Dispositive Power...0
--------------------------------------------------------------------------------
     9.  Aggregate Amount Beneficially Owned by Each Reporting Person...0
--------------------------------------------------------------------------------
    10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                                    [_]
--------------------------------------------------------------------------------
    11.  Percent of Class Represented by Amount in Row (9); 0%
--------------------------------------------------------------------------------
    12.  Type of Reporting Person*  PN

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                                                               Page 5 of 6 Pages

Items 4 and 5 of the Schedule 13G filed on February 11, 2002 are amended as follows:

Item 4. Ownership. Item 4 is amended to report that Strategic Partners, Strategic Partners Funds and Strategic Associates have sold their entire interest in the Issuer. Accordingly, each of the Reporting Persons owns 0 shares and has no remaining interest in the Issuer.

Item 5. Ownership of Five Percent or Less of a Class. Item 5 is amended as follows:

This Amendment No.1 to Schedule 13G is being filed to report that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities.

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                                                               Page 6 of 6 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 17, 2002

                                            Cahill, Warnock Strategic Partners
                                            Fund, L.P.


                                            By: Cahill, Warnock Strategic
                                                   Partners, L.P., its general
                                                   partner


                                            /s/ Donald W. Hughes
                                            ------------------------------------
                                            Name:  Donald W. Hughes

                                            Title: Secretary


                                            Strategic Associates, L.P.



                                            By: Cahill, Warnock Strategic
                                                   Partners, L.P., its general
                                                   partner


                                            /s/ Donald W. Hughes
                                            ------------------------------------

                                            Name:  Donald W. Hughes

                                            Title: Secretary



                                            Cahill, Warnock Strategic Partners,
                                            L.P.


                                            /s/ Donald W. Hughes
                                            ------------------------------------

                                            Name:  Donald W. Hughes

                                            Title: Secretary and General Partner

                                  EXHIBIT INDEX

Exhibit No.         Description

99.1                Agreement of Joint Filing